Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


05005782

Murten, 03.02.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

b_sec&ex322004

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

Press Release
Murten, February 3, 2005

Saia-Burgess posts 16 percent increase in sales

Saia-Burgess Group sales in 2004 increased by 15.9 percent compared with the previous year to CHF 568.4 million (2003: CHF 490.2 million). After adjustment for currency effects sales increased by 16.8 percent to CHF 572.6 million. Also the 2004 EBITA margin (EBITA = Earnings Before Interest, Taxes and Amortisation) will improve compared with the previous year.
Saia-Burgess is confident of being able to successfully continue its growth strategy in 2005. Providing exchange rates remain stable and there is no deterioration in the economic environment, Saia-Burgess expects an increase in sales for the current year compared with the previous year, also thanks to the acquisitions made in 2004, as well as a further improvement in the EBITA margin.

Sales performance affected by differing factors

After adjustment for currency effects, 8.0 percent of the increase in 2004 sales came from internal growth and 8.8 percent through acquisitions (Otehall, Cetronic, Sick/Stegmann, Bühler). The CHF 4.3 million hit suffered by sales as a result of currency translation effects was primarily attributable to the weakness of the US dollar versus the Swiss franc.
The acquisitions of Sick/Stegmann's synchronised motors and gearing business as well as the Actuator Division of the Bühler Motor Group in 2004 made a contribution of CHF 5.4 million and CHF 29.2 million respectively to sales in 2004. The integration of the two acquisitions within the Saia-Burgess Group is proceeding on schedule.
The USD weakened a further 6.2 percent of its value against the CHF in the 4th quarter 2004, which, together with the unexpectedly extended Christmas holidays of automotive suppliers, had a negative impact on sales.
Order intake and sales in January showed a satisfactory trend.
The 2004 EBITA margin will be slightly above the 7.9 percent achieved in the previous year in spite of slightly lower sales and negative effect of currency fluctuations in the 4th quarter 2004 as well as an initial tranche of the integration costs for the Bühler and Sick/Stegmann businesses.

Divisions report positive development

Once again it was the Automotive Division that posted the strongest growth, with internal and acquisition-based growth (Bühler) each accounting for approx. half of the rise in sales. The sales increase recorded by the Industry Division was attributable to satisfactory internal growth and a slightly higher contribution from the acquisitions Otehall, Cetronic, Sick/Stegmann. The Controls Division achieved its sales increase exclusively through internal growth.

In 2004 the Industry Division expanded its product range thanks to the acquisitions and, with the acquisition of the Bühler activities, the Automotive Division was able to improve its position both geographically (USA and China) as well as on the technology front (DC motors).

Additional information

Contact partner for shareholders, media and analysts:
Valeria Poretti-Rezzonico
Director Communication, Marketing and Investor Relations
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 672 71 99
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.

In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with more than 3'719 employees worldwide.

The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Agenda

17.03.05	Presentation of results to media and analysts
19.04.05	Report on the 1st quarter 2005
19.05.05	Annual General Meeting in Murten
02.08.05	2005 Interim Report
18.10.05	Report on the 3rd quarter 2005